Part II
Item 2a

The following is a list of each foreign securities dealer Affiliate of LNI that may route orders to the H2O ATS, the country where its head office is located, and its registration category: 1. Liquidnet Asia Limited Country of head office: Hong Kong Registration category: Licensed by the Hong Kong Securities and Futures Commission to carry out Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities. Regulated by the Monetary Authority of Singapore as a Recognized Market Operator. 2. Liquidnet Australia Pty Ltd. Country of head office: Australia Registration category: Registered with the Australian Securities and Investments Commission as an Australian Financial Services Licensee. 3. Liquidnet Canada Inc. Country of head office: Canada Registration category: Authorized as an investment dealer (or equivalent) by the Ontario Securities Commission, Autorite des Marches Financiers of Quebec and the British Columbia, Alberta, Saskatchewan, Manitoba and New Brunswick Securities Commissions. Operates the Liquidnet Canada ATS, which is also registered in these provinces. Member of and regulated by the Canadian Investment Regulatory Organization. 4. Liquidnet EU Limited Country of head office: Ireland Registration category: Authorized and regulated by the Central Bank of Ireland as a MiFID II investment firm and MTF operator. Has obtained passport authority to transact business with customers in other European jurisdictions. 5. Liquidnet Europe Limited Country of head office: England Registration category: Investment firm authorized and regulated by the UK Financial Conduct Authority in the United Kingdom as a limited license firm and operator of two multilateral trading facilities. Has obtained passport authority to transact business with customers in other European jurisdictions. Licensed by the South Africa Financial Sector Conduct Authority as a Category 1 Financial Services Provider. 6. Liquidnet Japan Inc. Country of head office: Japan Registration category: Registered as a dealer by the Japanese Financial Services Agency. Member of the Japanese Securities Dealers Association and the Jasdec DVP Clearing Corp. 7. Liquidnet Singapore Pte Ltd Country of head office: Singapore Registration category: Registered with the Monetary Authority of Singapore as a Capital Markets Service Licensee for dealing in securities (introducing broker). These Affiliates identified above (we refer to them as the LNI Affiliates) are not US-registered broker-dealers. Accordingly, they do not have MPIDs. The LNI Affiliates act as agent only, except in the limited case of a test trade requested by a participant. Any reference in this filing to LNI (except where LNI is being distinguished from the LNI Affiliates) includes the LNI Affiliates acting with respect to the participants in their respective regions.

The following types of orders are routed by the LNI Affiliates directly to the H2O ATS:
* IOC (Standard or Enhanced as detailed in Item 11.c. of Part III) and day orders on behalf of LPs
* Broker block accepts.
Other orders from the LNI Affiliates are routed through LNI, the broker (MPID of LQNB).

LNI and P ICAP Global Markets Americas LLC (TPIGMA) are under common control of TP ICAP Group plc. e TPIGMA is a broker-dealer registered with the SEC and FINRA (MPID of GARC) may route IOC and day orders on an agency basis to the H2O ATS as a LP, with the same access to liquidity and functionality as any third-party LP. The foreign LNI Affiliates identified above may similarly onboard TP ICAP Group foreign securities dealers as LPs in their respective regions.

Item 5a

LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the H2O ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** LNI resting orders
** IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs
** Resting orders transmitted by LPs
** Accepts by Members in response to notification of a broker block opportunity
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the H2O ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and targeted invitation orders (see the response to Item 15 of Part III for additional detail regarding targeted invitations)
* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)
* The market data described in the response to Item 23 of Part III.

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to Customers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications
* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the System.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* Transaction cost analysis. LNI provides transaction cost analysis reports to participants.

* Commission management. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or Customer in connection with executions at LNI and at third-party brokers.
* Sponsored broker. Members and Customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or Customer.
* Analytics. The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.
* List management. This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.
* Liquidity Watch. Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with System usage protocols.

Part III

Item 2b

Participant categories

The participant categories for the H2O ATS are as follows:

* Members
* Customers
* Liquidity partners.

There are two categories of Customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the H2O ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A Customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order (Standard or Enhanced as described in Item 11.c. of Part III).

Members

A Member is an entity that meets the Member admission and retention criteria set forth below, as applicable. Members transmit indications from their OMS or EMS to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism), subject to the exception below.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis.

Liquidity partners

LPs are ATSs, MTFs and registered broker-dealers that transmit ~~immediate-or-cancel~~ (IOC~~)~~ (Standard or Enhanced as described in Item 11.c. of Part III) or resting orders to Liquidnet H2O for execution. LPs do not have access to Liquidnet 5 or any other Liquidnet desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs include firms that access the Liquidnet System via their own or third-party routing infrastructure/algos (known as external LPs) and firms that rely on Liquidnets technology/algos to access the Liquidnet System. As such, LPs also can create algo orders that interact with Liquidnet H2O as resting orders and also may interact with external venues in the same manner as Customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a Customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a Customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, an outsourced trading desk (OTD) that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:
** the broker-dealer is affiliated with a Liquidnet Member that is an institution
** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized orders)
** the same traders handle both types of orders
** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if:

(A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no Customers other than its affiliated buy-side institution.

*A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.

*A Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency (applicable to institutional investors only).

* A Member that provides indications to Liquidnet must have an OMS with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.

* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.

* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time, including any criteria concerning total equity assets or total equity assets under management as Liquidnet may establish in any region from time to time. This also includes Liquidnets compliance with any Customer identification procedure and other anti-money laundering rules and regulations relating to Customer due diligence.

* Liquidnets clearing broker must consent to the institution as a Liquidnet Customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; (C) an outsourced trading desk (OTD) that meets the requirements set forth below; or (D) an issuers for corporate buybacks.

* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.

* A Liquidnet Canada algo or trading desk customer must be an institutional investor.

* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.

* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.

* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet Customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.

* In addition to the admission and retention criteria set forth in this section: ** Buy-side

automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.

* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.
* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, unless otherwise agreed between Liquidnet and the dealer, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism). Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis.
* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for LPs

* The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.
* An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as an affiliate or division of a bank

An institutional investor can include an affiliate or division of a bank where the affiliate or division conducts an investment or wealth management business. For the purposes of the foregoing, this may include a broker-dealer affiliate of a bank.

Third-party broker routing-back functionality

Where a Member or Customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or Customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or Customer.

Outsourced trading desk

Liquidnet may onboard a broker-dealer acting as an outsourced trading desk (OTD) for buy-side firms (including firms that conduct a wealth management business) as (i) a trading desk or algo customer (i.e., no access to the Liquidnet desktop application) or (ii) as a Member (i.e., with access to the Liquidnet desktop application), subject to the following conditions:

* In the case of an OTD onboarded as a trading desk customer, the OTD must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* In the case of an OTD onboarded as a Member, the OTD must satisfy Liquidnet, and Liquidnet must determine, that the OTDs order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants
* Unless otherwise agreed between Liquidnet and the OTD, the OTD must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* Unless otherwise agreed between Liquidnet and the OTD, the buy-side firm must enter into an agreement with Liquidnet
* Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm (where identified)
* The OTD acts on an agency-only basis and does not engage in any proprietary trading or market making activity
* The OTD may also handle transition management business
*Where the buy-side firm is identified to Liquidnet, Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm, as applicable.

The buy-side firm and the outsourced trading desk are both considered trading desk customers or Members, as applicable, (and not LPs) in connection with this arrangement.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as either a Member or a trading desk customer even if the broker dealer does not identify the underlying buy-side institution to Liquidnet on an order-by-order basis.

Where an OTD participates as a Member, the OTD shall not disclose information provided through the Liquidnet desktop application to any customer of the OTD other than a customer on behalf of whom the OTD has transmitted orders to Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the OTD (the applicable customer), the OTD will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.

Item 5a

Any reference to FIX in this document means FIX version 4.0, 4.2 or 4.4. The following are the methods by which orders can be entered directly into the H2O ATS: (1) LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) and resting orders directly to the H2O ATS. These orders are transmitted using the FIX protocol. (2) LNI, acting as agent, can access the H2O ATS on behalf of Members that create the following types of orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. LNI, acting as agent, can access the H2O ATS on behalf of Customers that create the following types of orders: algo orders; Liquidnet-only orders; and LN auto-ex orders. The child orders created by LNI as routes of these Member and Customer parent orders are referred to as LNI resting orders. Communication between the Liquidnet desktop trading application and Liquidnets back-end systems is through the SmartSockets protocol. Communication between LNIs internal EMS and the H2O ATS is through the FIX protocol. Communication of parent orders is through FIX or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. (3) LNI, acting as agent, can access the H2O ATS on behalf of LPs that create algo orders. LNIs internal EMS transmits these orders to the H2O ATS using the FIX protocol. (4) Members can transmit broker block accepts directly to the H2O ATS in response to receipt of broker block notifications. Communication between Liquidnet 5 and Liquidnets back-end systems is through the SmartSockets protocol. (5) LNI trading desk personnel can enter high-touch orders in the LNI EMS for transmission to the Liquidnet ATSs and other execution venues. These high-touch orders can be algo orders or Liquidnet-only orders. LNIs internal EMS transmits these orders to the H2O ATS using the FIX protocol.

Item 7a

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

B. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
** LNI resting orders, firm or conditional
** Resting orders from LPs, firm or conditional
** IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) from LPs

** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii) Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

In transmitting an LNI resting order to the LN H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or Customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and Liquidnet Pool Contra (LPC) orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet desktop trading application or sent from the Customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

C. IOC and resting orders transmitted by LPs

Description

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) and resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the Liquidnet H2O ATS.

(ii) Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v) Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day. The permitted time-in-force for an Enhanced IOC is determined by the LP and is further detailed in Item 11.c. of Part III.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

D. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but Liquidnet can disable this configuration upon request by the Member.

Upon request Liquidnet can set a configuration where the System will display to a trader, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the System will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Item 7b

The following are differences in order types and attributes for different categories of participants and within each category:

* Only Members can create orders through Liquidnet 5.
* The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
* Only Customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and Customers can create LN auto-ex orders.
* Only Members can view broker block opportunities.
* Only LPs can create LP Day and IOC orders (Standard or Enhanced as described in Item 11.c. of Part III).
* Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain participants upon request.

See the responses to Item 11.c. of this Part III for additional detail.

Item 8a

Minimum size

The minimum order size for LNI resting orders and IOC and resting orders from LPs is ~~100 shares~~ a securitys round lot size.

Members only receive notification of a broker block opportunity if the broker block opportunity meets one of the following minimum size requirements: 5,000 shares; 5% of ADV; and $200,000 principal value.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $300million.

Members can set hard and soft per order quantity limits through the Liquidnet desktop trading application to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot create an order that exceeds the traders designated limit. With a soft limit, the System notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders.

Notwithstanding any maximum size control set through the Liquidnet desktop trading application or the Liquidnet EMS, the principal value of an execution in the H2O ATS can never exceed $300 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of participant orders.

Item 11a

The H2O ATS operates an order book and provides for automated execution of contra-side orders in the order book. Orders in the H2O ATS are not displayed, with the exception that resting orders from LPs are displayed to Members with matching contra-indications, unless the LP elects not to display its orders. The H2O ATS allows for the trading of all NMS stocks that are listed on a US exchange. The H2O ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks. The H2O ATS provides for the following order types: * LNI resting orders * IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs * Resting orders transmitted by LPs * Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts). The H2O ATS permits conditional orders, as described in the response to Item 9 of this Part III. All orders in the H2O ATS can execute all other orders, with the following exceptions: * IOC orders cannot execute against IOC orders * Members and Customers (but not LPs) can elect whether or not to interact with certain sources of contra-side liquidity. For any order, a participant can provide a limit price and a mid-peg instruction. During regular trading hours, the execution price for trades in the H2O ATS is determined as follows: * If both sides are able to trade at the mid-price, the trade is executed at the mid-price. * If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price. Notwithstanding the above: * LP IOC orders can only execute at the mid-price. * For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order). The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint. Orders may also be enabled to trade at the official closing price after the close of trading in the primary market. An order will only execute after the close if the official closing price is within any specified price constraint. See the response to Item 11.c. of this Part III for additional detail.

Item 11b

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) and resting orders directly to the H2O ATS. Based on parent orders created by participants, LNI can transmit child resting orders to the H2O ATS. Members can transmit broker block accepts directly to the H2O ATS.

Item 11c

A. A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders (Standard or Enhanced as described below) transmitted by LPs
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, Customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

B. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii) Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

C. Interaction of H2O order types

(i) LNI resting orders

LNI can transmit all or a portion of any Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii) Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii) LP IOC orders

General

LPs do not have access to the Liquidnet desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)
* Current best ask (in the case of an LP IOC buy order).

The System only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed. LP IOC orders are all IOC (immediate or cancel).

Standard and Enhanced IOC order types

Liquidnet offers only to LPs Standard or Enhanced IOCs. The Standard immediate-or cancel time in force applied to an order dictates that any portion of the order that does not fill immediately will be canceled. Standard IOCs are ineligible to interact with a contra side Conditional order due to a necessary resting period (minimum of 1 millisecond) which permits a firm up on the Conditional order.

Enhanced IOC orders operate in similar fashion as automated Firm orders designated as IOC (Standard IOC orders) and can either execute immediately within the Liquidnet H2O ATS against resting non-conditional orders (in whole or in part) or is cancelled back by Liquidnet. The Enhanced function allows for the IOC to interact with Conditional orders. The Enhanced IOC allows LPs the opportunity to have a specified holding period of ten milliseconds to one second. The holding period is set for each opted-in LP before they go live on this feature. The designated holding period is based on an internal analysis by Liquidnet to minimize client & contra frustration, which is conveyed to the LP. The LP ultimately has final determination of its holding period on all Enhance IOC orders.

When an LP has opted into an Enhanced IOC, the holding period is only applied by the System when there is a crossable Conditional order. While the holding period is in effect, the Enhanced IOC cannot be canceled prior to the conclusion of this time period. If both a Conditional and non-conditional order exist, the holding period will go into effect and the Enhanced IOC will attempt to cross against each order at the conclusion of the holding period. When a crossable contra side order isnt available (either Conditional or non-conditional), the Enhanced IOC is cancelled back in the same manner as a Standard IOC. Priority of orders is described in Item 7 of this Part III.

LPs may opt in by providing verbal permission to Liquidnet to configure the LPs IOCs to be Enhanced IOCs. Once the LP has opted into Enhanced IOC, the LP may opt out on order on an order-by-order basis. However, the LP cannot opt in to have IOC orders to be Enhanced on an-order-by-order basis. LPs retain the ability to send in Standard IOC orders while opted in for Enhanced IOC orders.

(iv) LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the System only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is a securitys round lot size.~~100 shares~~.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by Liquidnet Sales, with appropriate follow-up to the LP to address any issues.

(v) Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or Customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi) Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii) Trading at official closing price

Members and Customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii) Liquidnet back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the Liquidnet back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the Liquidnet back-end software.

(ix) Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x) Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their Liquidnet Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the System will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the System will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to participants upon request a list of external LPs (as defined in Part III, Item 2.b) that are enabled to trade US equities. This list identifies which external LPs are enabled to send principal orders to the H2O ATS.

(xiii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a

Member or Customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or Customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or Customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or Customer makes these elections through Liquidnet Transparency Controls. A Member or Customer that elects to interact with resting and IOC orders from LPs for orders of the Member or Customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or Customer has elected to block interaction with at least one external LP (as defined in Part III, Item 2.b), LNI will notify the Member or Customer at least one week prior to bringing live a new external LP (and one week prior to enabling an external LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or Customer requests that LNI not provide this notice. LNI also will send this notice to other Members and Customers if they request. LNI maintains an updated list of external LPs for US equities on a password-protected site that LNI makes available to all Members and Customers.

(xiv) LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

D. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

E. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

F. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the

H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Item 13b

The following are differences in treatment for different categories of participants and within each category:

* Only Members can create orders through Liquidnet 5.
* The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
* Only Customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and Customers can create LN auto-ex orders.
* Only LPs are assigned to tiers on a periodic basis for purposes of determining execution priority in certain situations, as described in the response to Item 13.a. of this Part III.
* Only Members can view broker block opportunities.
* Only LPs can transmit LP day and IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) .
* Certain conditions apply to low participation Members, as described below in this response.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.
* Members can elect whether or not to interact with orders from LPs.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain Customers upon request.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.